SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

28 July 2016

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 28 July 2016 re: LBG 2016 half-year Pillar 3 disclosures

Lloyds Banking Group plc

2016 Half-Year
Pillar 3 disclosures

28 July 2016

BASIS OF PRESENTATION

This report presents the condensed half-year Pillar 3 disclosures of Lloyds Banking Group plc (‘the Group’) as at 30 June 2016, prepared in accordance with European Banking Authority (EBA) guidelines on Pillar 3 disclosure frequency. The report should be read in conjunction with the 2016 Lloyds Banking Group Half-Year Results News Release.

The EBA guidelines on Pillar 3 disclosure frequency set out key information that institutions in the EU banking sector should consider disclosing on a more frequent than annual basis under Pillar 3. The Group’s assessment of these guidelines has resulted in the disclosure of specific capital and leverage information at the interim quarter ends, with further detailed analysis provided at half-year as covered by this report. These half-year disclosures remain in addition to the full annual disclosure of the Group’s Pillar 3 report. Risk-weighted assets by type of risk are included in the individual half-year Management Reports for the Group’s significant subsidiaries; ‘Lloyds Bank Group’ and ‘Bank of Scotland Group’.

A number of significant differences exist between accounting disclosures published in accordance with International Financial Reporting Standards (IFRS) and Pillar 3 disclosures published in accordance with prudential requirements which prevent direct comparison in a number of areas. Of particular note are the differences surrounding scope of consolidation, the definition of credit risk exposure and the recognition, classification and valuation of capital securities.

Unless otherwise specified, credit risk exposures are defined as the exposure at default (EAD), prior to the application of credit risk mitigation (CRM). EAD is defined as the aggregate of drawn (on balance sheet) exposures, undrawn (off balance sheet) commitments and contingent liabilities, after application of credit conversion factors (CCF), and other relevant regulatory adjustments. Notable exceptions to this definition include securitisation positions and counterparty credit risk exposures. A summary, noting the definitions applied, is provided below.

Exposure type	Exposure type
Credit risk exposures (excluding securitisation positions)	EAD pre CRM1
Counterparty credit risk exposures	EAD post CRM
Securitisation positions	The aggregate of the Group’s retained or purchased positions, excluding those positions rated below BB- or that are unrated and therefore deducted from capital.

1
For credit risk exposures risk-weighted under the Standardised Approach the EAD pre CRM value is stated net of specific credit risk adjustments (SCRAs). SCRAs relating to credit risk exposures risk-weighted under a relevant Internal Ratings Based (IRB) Approach methodology are netted against expected losses.

FORWARD LOOKING STATEMENTS
This document contains certain forward looking statements with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates (including low or negative rates), exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; the ability to derive cost savings; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability, the exit by the UK from the European Union (EU) and the potential for one or more other countries to exit the EU or the  Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to cyber security; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group’s control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of an exit by the UK from the EU, a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group’s control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation; the ability to attract and retain senior management and other employees; requirements or limitations on the Group as a result of HM Treasury’s investment in the Group; actions or omissions by the Group’s directors, management or employees including industrial action; changes to the Group’s post-retirement defined benefit scheme obligations; the provision of banking operations services to TSB Banking Group plc; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services and lending companies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today’s date, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

Contents

Table 1:	Risk-weighted assets movement by key driver
Table 2:	Capital requirements
Table 3:	Credit risk exposures
Table 4:	Corporate master scale
Table 5:	Retail master scale
Table 6:	Corporate Main exposure by PD grade
Table 7:	Corporate SME exposure by PD grade
Table 8:	Central governments and central bank exposures by PD grade
Table 9:	Institution exposures by PD grade
Table 10:	Residential mortgages (SME) exposures by PD grade
Table 11:	Residential mortgages (non-SME) exposures by PD grade
Table 12:	Qualifying revolving retail exposures by PD grade
Table 13:	Other SME exposures by PD grade
Table 14:	Other non-SME exposures by PD grade
Table 15:	Corporate Specialised Lending exposures subject to supervisory slotting
Table 16:	Lloyds Banking Group own funds template
Table 17:	Lloyds Banking Group leverage ratio common disclosure
Table 18:	Lloyds Banking Group summary reconciliation of accounting assets and leverage ratio exposures

2016 Half-Year Pillar 3 Update

The following disclosures include information on Lloyds Banking Group’s own-funds, leverage, risk-weighted assets and capital requirements by type of risk and by exposure class. Additional detail has been included in relation to the Group’s exposures subject to the Internal Ratings Based (IRB) approach.

	At 30 June 2016	At 31 Dec 2015
Key ratios and risk-weighted assets
Fully loaded common equity tier 1 (CET1) capital ratio2	13.0%	13.0%
Fully loaded tier 1 capital ratio	15.4%	15.2%
Fully loaded total capital ratio	18.7%	18.0%
Fully loaded total risk-weighted assets	£222,297m	£222,747m

Transitional CET1 capital ratio	13.1%	12.8%
Transitional tier 1 capital ratio	16.4%	16.4%
Transitional total capital ratio	21.8%	21.5%
Transitional total risk-weighted assets	£222,778m	£222,845m

Leverage ratio1,2	4.7%	4.8%
Average leverage ratio3	4.8%

1	Reported on a fully loaded basis.
2	The common equity tier 1 and leverage ratios at 31 December 2015 were reported on a pro forma basis, including the dividend paid by the Insurance business in February 2016 relating to 2015.
3
The average leverage ratio is based on the average of the month end tier 1 capital and exposure measures over the quarter (1 April 2016 to 30 June 2016). The average of 4.8 per cent compares to 4.7 per cent at the start and end of the quarter.

Table 1: Risk-weighted assets movement by key driver

	Credit risk IRB	Credit risk STA	Credit risk	Counterparty credit risk3	Market risk	Operational risk	Total
	£m	£m	£m	£m	£m	£m	£m
Fully loaded risk-weighted assets as at 31 December 2015							222,747
Less total threshold risk-weighted assets1, 2							(10,690)
Risk-weighted assets as at 31 December 2015	151,563	20,443	172,006	10,153	3,775	26,123	212,057
Asset size	(1,940)	(831)	(2,771)	(1,220)	(137)	–	(4,128)
Acquisitions and disposals	(1,686)	–	(1,686)	38	–	–	(1,648)
Model updates	3,229	(28)	3,201	99	(418)	–	2,882
Methodology and policy	(327)	121	(206)	–	–	–	(206)
Asset quality	(1,931)	143	(1,788)	1,203	(64)	–	(649)
Movement in risk levels	–	–	–	–	(215)	–	(215)
Foreign exchange movements	2,506	420	2,926	453	(19)	–	3,360
Risk-weighted assets as at 30 June 2016	151,414	20,268	171,682	10,726	2,922	26,123	211,453
Threshold risk-weighted assets1							11,325
Transitional risk-weighted assets as at 30June 2016							222,778
Movement to fully loaded risk-weighted assets2							(481)
Fully loaded risk-weighted assets as at 30 June 2016							222,297

1
Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of deducted from CET1 capital. Significant investments primarily arise from the investment in the Group’s Insurance business.

2
Differences may arise between transitional and fully loaded threshold risk-weighted assets where deferred tax assets reliant on future profitability and arising from temporary timing differences and significant investments exceed the fully loaded threshold limit, resulting in an increase in amounts deducted from CET1 capital rather than being risk-weighted.

3	Counterparty credit risk includes movements in contributions to the default fund of central counterparties and movements in credit valuation adjustment risk.

The risk-weighted assets movement table provides analysis of the reduction in risk-weighted assets in the period by risk type and an insight into the key drivers of the movements. The key driver analysis is compiled on a monthly basis through the identification and categorisation of risk-weighted asset movements and is subject to management judgment.

Movements in credit risk-weighted assets in the six months to 30 June 2016 were driven by the following:
●
Asset size movements include risk-weighted asset movements arising from new lending and asset run-off. During the six months to 30 June, credit risk-weighted assets assessed on both Standardised and Internal Ratings Based approaches decreased by £2.8 billion primarily due to repayments and exits, partly offset by growth in targeted customer segments.
●
Disposal of the Group’s interest in Visa Europe and further disposals within the run-off business reduced credit risk- weighted assets by £1.7 billion.
●
Model update increases of £3.2 billion were mainly driven by a change in approach for the Retail Buy-to-let mortgage portfolio and other small model refinements.
●
Methodology and policy movements include changes due to refinements in the application of regulatory policy.
●
Asset quality movements capture movements in the assessed quality of assets due to changes in borrower risk, including changes in the economic environment. Net reductions in credit risk-weighted assets of £1.8 billion primarily relate to model calibrations and a net change in credit quality, partially offset by increases in valuation of centrally held strategic equity investments.
●
Foreign exchange movements reflect the depreciation of Sterling which has contributed to a £2.9 billion increase in credit risk-weighted assets of which £2.3 billion arose in the final week of June following the outcome of the EU referendum.

Counterparty credit risk and CVA risk increases of £0.6 billion are principally driven by yield curve and foreign exchange movements of which £0.9 billion arose in the final week of June following the outcome of the EU referendum, partially offset by increased capital relief from CVA related hedges.

Market risk-weighted assets reduced by £0.9 billion due to a reduction in the Value-at-Risk multiplier and active portfolio management.

The risk-weighted assets and Pillar 1 capital requirements, by key regulatory risk type, of the Group as at 30 June 2016 are presented in the table below.

Table 2: Capital requirements
	June-16	June-16	Dec-15	Dec-15
	Risk- weighted assets	Pillar 1 capital requirements	Risk- weighted assets	Pillar 1 capital requirements
CREDIT RISK	£m	£m	£m	£m
Exposures subject to the IRB approach
Foundation IRB approach
Corporate – main	43,103	3,448	43,005	3,441
Corporate – SME	8,471	678	8,814	705
Corporate − specialised lending	6	1	8	1
Central governments and central banks	1,661	133	1,347	108
Institutions	1,216	97	1,430	114
Retail IRB approach
Retail mortgages	39,032	3,122	38,252	3,060
of which: residential mortgages (SME)	2,891	231	3,214	257
of which: residential mortgages (non-SME)	36,141	2,891	35,038	2,803
Qualifying revolving retail exposures	12,066	965	12,501	1,000
Other SME	1,766	141	1,807	145
Other non-SME	11,523	922	11,352	908
Other IRB approaches1
Corporate − specialised lending	14,296	1,144	14,386	1,151
Equities − exchange traded	2,484	199	2,837	227
Equities − private equity	5,649	452	5,664	453
Equities − other	1,321	106	1,392	111
Securitisation positions2	3,069	245	3,266	261
Non-credit obligation assets3	5,751	460	5,502	440
Total − IRB approach	151,414	12,113	151,563	12,125
Exposures subject to the standardised approach
Central governments and central banks	−	−	−	−
Regional governments or local authorities	−	−	−	−
Public sector entities	3	−	2	−
Multilateral development banks	−	−	−	−
Institutions	36	3	24	2
Corporates	11,829	946	11,921	954
Retail	3,088	247	2,880	230
Secured by mortgages on immovable property	2,092	167	2,109	168
of which: residential property	2,063	165	2,078	166
of which: commercial property	29	2	31	2
Exposures in default	1,074	86	1,198	96
Other items3	2,146	172	2,309	185
Total − standardised approach	20,268	1,621	20,443	1,635
Total credit risk	171,682	13,734	172,006	13,760
Threshold − significant investments	8,349	668	7,817	625
Threshold − deferred tax	2,976	238	2,971	238
Total credit risk (transitional)	183,007	14,640	182,794	14,623

Table 2: Capital requirements (continued)

	June-16	June-16	Dec-15	Dec-15
	Risk- weighted assets	Pillar 1 capital requirements	Risk- weighted assets	Pillar 1 capital requirements
	£m	£m	£m	£m
COUNTERPARTY CREDIT RISK
IRB approach	8,485	679	7,328	586
Standardised approach	531	43	509	41
Central counterparties	143	11	144	12
Settlement risk	–	–	–	–
Contributions to the default fund of a central counterparty	466	37	488	39
Total counterparty credit risk	9,625	770	8,469	678
Credit valuation adjustment (CVA)
Standardised method	1,101	88	1,684	135
Total credit valuation adjustment	1,101	88	1,684	135

MARKET RISK
Internal models approach	2,466	197	3,224	258
Standardised approach
Interest rate position risk requirement	374	30	477	38
of which: specific interest rate risk of securitisation positions	32	3	78	6
Equity position risk requirement	−	−	−	−
Foreign exchange position risk requirement	82	7	74	6
Commodity position risk requirement	−	−	−	−
Total market risk	2,922	234	3,775	302

OPERATIONAL RISK
Standardised approach	26,123	2,090	26,123	2,090
Total operational risk	26,123	2,090	26,123	2,090
Total - transitional	222,778	17,822	222,845	17,827

1
Credit risk exposures subject to other IRB approaches include specialised lending exposures risk-weighted in accordance with supervisory slotting criteria, equity exposures risk-weighted in accordance with the Simple Risk Weight Method and securitisation positions risk-weighted in accordance with the Internal Assessment Approach (IAA) and Ratings Based Approach (RBA).

2
Securitisation positions exclude amounts allocated to the 1,250 per cent risk weight category. These amounts are deducted from capital after the application of specific credit risk adjustments (SCRA), rather than being risk-weighted.

3
Other items (Standardised Approach) and non-credit obligation assets (IRB Approach) predominantly relate to other balance sheet assets that have no associated credit risk. These comprise various non-financial assets, including fixed assets, cash, items in the course of collection, prepayments and sundry debtors.

Table 3: Credit risk exposures

	June-16	June-16	June-16	Dec-15	Dec-15	Dec-15
	Credit risk exposure	Risk- weighted assets	Average risk weight	Credit risk exposure	Risk- weighted assets	Average risk weight
Exposure class	£m	£m	%	£m	£m	%
Exposures subject to the IRB approach
Foundation IRB approach
Corporate – main	80,887	43,103	53%	80,629	43,005	53%
Corporate – SME	12,833	8,471	66%	12,964	8,814	68%
Corporate − specialised lending	5	6	128%	6	8	120%
Central governments and central banks	20,844	1,661	8%	15,716	1,347	9%
Institutions	6,697	1,216	18%	7,364	1,430	19%
Retail IRB approach
Retail mortgages	338,264	39,032	12%	341,807	38,252	11%
of which: residential mortgages (SME)	10,462	2,891	28%	10,517	3,214	31%
of which: residential mortgages (non-SME)	327,802	36,141	11%	331,290	35,038	11%
Qualifying revolving retail exposures	37,424	12,066	32%	36,975	12,501	34%
Other SME	2,493	1,766	71%	2,661	1,807	68%
Other non-SME	15,351	11,523	75%	14,331	11,352	79%
Other IRB approaches1
Corporate − specialised lending	19,836	14,296	72%	19,887	14,386	72%
Equities − exchange traded	857	2,484	290%	978	2,837	290%
Equities − private equity	2,973	5,649	190%	2,981	5,664	190%
Equities − other	357	1,321	370%	376	1,392	370%
Securitisation positions2	20,853	3,069	15%	22,125	3,266	15%
Non-credit obligation assets3	9,387	5,751	61%	9,228	5,502	60%
Total − IRB approach	569,061	151,414	27%	568,028	151,563	27%
Exposures subject to the standardised approach
Central governments and central banks	99,949	–	–	88,415	–	–
Regional governments or local authorities	1	–	20%	1	–	20%
Public sector entities	3	3	100%	2	2	100%
Multilateral development banks	1,436	–	–	997	–	–
Institutions	195	36	18%	170	24	14%
Corporates	14,185	11,829	83%	14,463	11,921	82%
Retail	4,735	3,088	65%	4,438	2,880	65%
Secured by mortgages on immovable property	5,783	2,092	36%	5,840	2,109	36%
of which: residential property	5,754	2,063	36%	5,809	2,078	36%
of which: commercial property	29	29	100%	31	31	100%
Exposures in default	923	1,074	116%	1,005	1,198	119%
Other items3	3,324	2,146	65%	3,204	2,309	72%
Total − standardised approach	130,534	20,268	16%	118,535	20,443	17%
Total credit risk	699,595	171,682	25%	686,563	172,006	25%
Threshold – significant investments	3,340	8,349	250%	3,127	7,817	250%
Threshold – deferred tax	1,191	2,976	250%	1,188	2,971	250%
Total credit risk (transitional)	704,126	183,007	26%	690,878	182,794	26%

1
Credit risk exposures subject to other IRB approaches include corporate specialised lending exposures risk-weighted in accordance with supervisory slotting criteria, equity exposures risk-weighted in accordance with the Simple Risk Weight Method and securitisation positions risk-weighted in accordance with the IAA and the RBA.

2
Securitisation positions exclude amounts allocated to the 1,250 per cent risk weight category. These amounts are deducted from capital, after the application of SCRAs, rather than being risk-weighted at 1,250 per cent.

3
Other items (Standardised Approach) and non−credit obligation assets (IRB approach) predominantly relate to other balance sheet assets that have no associated credit risk. These comprise various non−financial assets, including fixed assets, cash, items in the course of collection, prepayments and sundry debtors.

Exposures subject to the IRB approach – key movements

FIRB Corporate Main
●
Overall Corporate Main exposures have remained relatively flat, with underlying reductions driven by active portfolio management, offset by the impact of Sterling depreciation, particularly in the last week of June.

FIRB Corporate SME
●
The average risk-weight on FIRB Corporate SME lending has reduced to 66 per cent, driven by targeted new lending which has resulted in an overall improvement in credit quality. This has also led to a reduction in the average PD.

FIRB Central governments and central banks
●
FIRB Central governments and central banks exposures increased by £5.1 billion driven by an increase in deposits with the Federal Reserve.

Retail IRB Residential mortgages
●
Retail IRB residential mortgage exposures decreased by £3.5 billion reflecting the Group’s focus on balancing margin and risk considerations with volume growth in the current competitive low growth market. The small increase in average risk weight was driven by model updates.

Retail Qualifying revolving
●
Retail IRB Qualifying revolving retail exposures increased by £0.4 billion largely due to targeted growth in credit cards. The average risk weight reduced from 34 per cent to 32 per cent largely due to improved asset quality.

Retail Other non-SME
●
Retail other (non-SME) exposures have increased by £1.0 billion and average risk weights have reduced from 79 per cent to 75 per cent primarily as a result of continued growth in UK Motor Finance

Equities
●
There was a minimal reduction in equities compared to December 2015 as the impact of disposals of certain strategic investments (including Visa Europe) was largely offset by increases in the valuation of centrally held investments.

Securitisation positions
●
Securitisation exposures decreased by £1.3 billion mainly due to net sales in the period.

Exposures subject to the Standardised Approach – key movements

Standardised Central governments and central banks
●
Standardised central governments and central banks’ exposures increased by £11.5 billion primarily due to management of the liquid asset portfolio, specifically placement of funds with European sovereigns, primarily Netherlands.

Internal Rating Scales
Within the Group, PD internal rating scales are used in assessing the credit quality of the Foundation IRB and Retail IRB portfolios. Two separate scales exist within the business – a Corporate Master Scale which covers all relevant corporate, central government and central bank and institution portfolios and a Retail Master Scale which covers all relevant retail portfolios.

PD master scales

Table 4: Corporate master scale
In commercial portfolios the PD models segment counterparties into a number of rating grades, with each grade representing a defined range of default probabilities and there are a number of different model rating scales. Counterparties/exposures migrate between rating grades if the assessment of the PD changes. The modelled PD ‘map’ through local scales to a single Corporate (non-retail) master scale comprising of 19 non-default ratings. Together with four default ratings the Corporate master scale forms the basis on which internal reporting is completed. These ratings scales can also be mapped to External Ratings as shown below.

	Range			External S&P Rating
PD Grades	Lower	Mid	Upper	(Approximate Equivalent)
1-4	0.000%	0.018%	0.035%	AAA to AA-
5	0.036%	0.043%	0.050%	A+
6	0.051%	0.060%	0.080%	A
7	0.081%	0.110%	0.140%	A-
8	0.141%	0.180%	0.220%	BBB+
9	0.221%	0.280%	0.340%	BBB
10	0.341%	0.420%	0.500%	BBB-
11	0.501%	0.630%	0.760%	BB+
12	0.761%	1.000%	1.240%	BB
13	1.241%	1.620%	2.000%	BB-
14	2.001%	2.600%	3.200%	B+
15	3.201%	4.200%	5.200%	B+
16	5.201%	6.200%	7.200%	B
17	7.201%	8.700%	10.200%	B-
18	10.201%	12.000%	13.800%	B-
19	13.801%	31.000%	99.999%	CCC to C
20 – 23 (Default)	100.000%	100.000%	100.000%	Default

Table 5: Retail master scale
In the principal retail portfolios, EAD and loss given default models are also in use. For reporting purposes, customers are segmented into a number of rating grades, each representing a defined range of default probabilities and exposures migrate between rating grades if the assessment of the counterparty PD changes. The Retail master scale comprises 13 non-default ratings and one default rating.

	Range
PD Grades	Lower	Mid	Upper
0	0.000%	0.050%	0.100%
1	0.101%	0.251%	0.400%
2	0.401%	0.601%	0.800%
3	0.801%	1.001%	1.200%
4	1.201%	1.851%	2.500%
5	2.501%	3.501%	4.500%
6	4.501%	6.001%	7.500%
7	7.501%	8.751%	10.000%
8	10.001%	12.001%	14.000%
9	14.001%	17.001%	20.000%
10	20.001%	25.001%	30.000%
11	30.001%	37.501%	45.000%
12	45.001%	72.500%	99.999%
Default	100.000%	100.000%	100.000%

Analysis of credit risk exposures subject to the Foundation IRB Approach
The section that follows provides a detailed analysis, by PD Grade, of credit risk exposures subject to the Foundation IRB approach.

Disclosures provided in the tables that follow take into account PD floors and LGD floors specified by regulators in respect of the calculation of regulatory capital requirements.

Table 6: Corporate Main exposure by PD grade

	June-16	June-16	June-16	Dec-15	Dec-15	Dec-15
	Credit risk exposure	Exposure weighted average PD	Average risk weight	Credit risk exposure	Exposure weighted average PD	Average risk weight
	£m	%	%	£m	%	%
PD Grades
1 − 4	9,823	0.03%	22.82%	9,675	0.03%	22.93%
5	2,957	0.04%	25.91%	2,872	0.04%	28.29%
6	5,929	0.06%	21.68%	5,879	0.06%	22.61%
7	11,494	0.11%	32.41%	11,489	0.11%	32.37%
8	11,791	0.18%	41.34%	12,507	0.18%	42.08%
9	11,161	0.28%	55.01%	10,342	0.28%	55.17%
10	9,384	0.42%	65.15%	9,714	0.42%	65.34%
11	5,123	0.63%	77.50%	5,396	0.63%	78.40%
12	4,932	1.01%	92.06%	4,753	1.00%	92.06%
13	3,377	1.63%	108.87%	2,864	1.63%	110.86%
14	2,158	2.60%	126.05%	2,567	2.60%	127.72%
15	402	4.18%	144.87%	677	4.14%	134.21%
16	848	6.19%	154.58%	293	6.20%	155.32%
17	332	8.73%	201.26%	424	8.73%	176.91%
18	72	11.80%	217.89%	36	11.72%	230.78%
19	137	24.89%	240.42%	155	19.94%	227.16%
20 – 23 (Default)	967	100.00%	–	986	100.00%	–
Total	80,887	1.75%	53.29%	80,629	1.75%	53.34%

Table 7: Corporate SME exposure by PD grade

	June-16	June-16	June-16	Dec-15	Dec-15	Dec-15
	Credit risk exposure	Exposure weighted average PD	Average risk weight	Credit risk exposure	Exposure weighted average PD	Average risk weight
	£m	%	%	£m	%	%
PD Grades
1 − 4	139	0.03%	20.82%	142	0.03%	20.79%
5	140	0.04%	25.48%	157	0.04%	26.06%
6	330	0.06%	25.50%	284	0.06%	22.29%
7	430	0.11%	24.85%	393	0.11%	26.30%
8	498	0.18%	38.98%	299	0.18%	36.03%
9	547	0.28%	47.00%	565	0.28%	46.75%
10	770	0.43%	49.92%	782	0.43%	49.38%
11	2,522	0.63%	59.05%	2,535	0.63%	59.29%
12	2,151	1.06%	71.30%	2,089	1.06%	70.80%
13	1,363	1.66%	81.67%	1,327	1.66%	81.23%
14	1,589	2.60%	91.92%	1,600	2.60%	95.23%
15	380	4.23%	95.53%	389	4.23%	96.34%
16	498	5.88%	110.14%	808	6.02%	124.66%
17	271	8.66%	122.94%	265	8.61%	127.48%
18	231	10.80%	130.18%	220	10.73%	129.01%
19	155	29.01%	152.95%	148	24.88%	157.35%
20 – 23 (Default)	819	100.00%	–	961	100.00%	−
Total	12,833	8.32%	66.01%	12,964	9.39%	67.99%

Table 8: Central governments and central bank exposures by PD grade

	June-16	June-16	June-16	Dec-15	Dec-15	Dec-15
	Credit risk exposure	Exposure weighted average PD	Average risk weight	Credit risk exposure	Exposure weighted average PD	Average risk weight
	£m	%	%	£m	%	%
PD Grades
1 − 4	20,687	0.01%	7.73%	15,716	0.01%	8.57%
5	−	−	−	−	−	−
6	157	0.06%	39.24%	−	−	−
7	−	−	−	−	−	−
8	−	−	−	−	−	−
9	−	−	−	−	−	−
10	−	−	−	−	−	−
11	−	−	−	−	−	−
12	−	−	−	−	−	−
13	−	−	−	−	−	−
14	−	−	−	−	−	−
15	−	−	−	−	−	−
16	−	−	−	−	−	−
17	−	−	−	−	−	−
18	−	−	−	−	−	−
19	−	−	−	−	−	−
20 – 23 (Default)	−	−	−	−	−	−
Total	20,844	0.01%	7.97%	15,716	0.01%	8.57%
Table 9: Institution exposures by PD grade

	June-16	June-16	June-16	Dec-15	Dec-15	Dec-15
	Credit risk exposure	Exposure weighted average PD	Average risk weight	Credit risk exposure	Exposure weighted average PD	Average risk weight
	£m	%	%	£m	%	%
PD Grades
1 − 4	2,088	0.03%	10.47%	2,781	0.03%	11.25%
5	868	0.04%	8.65%	954	0.04%	9.23%
6	2,398	0.06%	11.97%	2,179	0.06%	10.40%
7	371	0.11%	16.11%	387	0.11%	21.98%
8	250	0.18%	36.52%	242	0.18%	43.38%
9	228	0.28%	60.16%	214	0.28%	62.82%
10	156	0.43%	55.12%	218	0.43%	65.24%
11	236	0.67%	61.69%	290	0.73%	75.00%
12	46	1.00%	89.51%	43	1.01%	93.53%
13	6	1.56%	102.61%	7	1.69%	110.81%
14	1	2.10%	103.72%	1	2.20%	132.33%
15	9	4.23%	149.25%	7	4.24%	157.47%
16	−	−	−	−	−	−
17	−	−	−	−	−	−
18	26	12.00%	200.46%	−	−	−
19	1	30.62%	245.83%	24	14.50%	247.44%
20 – 23 (Default)	13	100.00%	–	17	100.00%	−
Total	6,697	0.35%	18.16%	7,364	0.39%	19.42%

Analysis of credit risk exposures subject to the Retail IRB Approach
This section provides a detailed analysis, by PD Grade, of credit risk exposures subject to the Retail IRB Approach.

Disclosures provided in the tables below take into account PD floors and LGD floors specified by regulators in respect of the calculation of regulatory capital requirements.

Table 10: Residential mortgages (SME) exposures by PD grade

	June-16	June-16	June-16	June-16	June-16	June-16
	Credit risk exposure	Exposure weighted average PD	Exposure weighted average LGD1	Average risk weight	Undrawn commitments (gross)	Undrawn commitments (after CCF)
	£m	%	%	%	£m	£m
PD Grade
0	−	−	−	−	−	−
1	−	−	−	−	−	−
2	4,755	0.62%	16.08%	11.94%	501	491
3	2,161	1.12%	17.82%	19.80%	147	143
4	1,018	1.67%	18.06%	26.00%	53	52
5	894	2.62%	18.58%	35.24%	40	38
6	632	5.67%	18.90%	53.42%	24	23
7	92	8.04%	18.77%	66.12%	1	1
8	378	10.61%	19.81%	75.50%	14	13
9	175	18.02%	20.01%	90.35%	5	5
10	−	–	–	–	–	−
11	68	34.10%	19.79%	95.14%	1	1
12	17	78.18%	22.21%	47.33%	–	−
Default	272	100.00%	8.63%	147.58%	3	3
Total	10,462	4.94%	17.08%	27.63%	789	770

	Dec-15	Dec-15	Dec-15	Dec-15	Dec-15	Dec-15
	Credit risk exposure	Exposure weighted average PD	Exposure weighted average LGD1	Average risk weight	Undrawn commitment (gross)	Undrawn commitment (after CCF)
	£m	%	%	%	£m	£m
PD Grade
0	−	−	−	−	−	−
1	−	−	−	−	−	−
2	4,523	0.62%	16.46%	12.28%	475	464
3	2,257	1.12%	17.94%	20.04%	146	142
4	1,054	1.67%	18.48%	26.79%	58	56
5	934	2.62%	18.93%	36.01%	39	38
6	616	5.67%	19.32%	56.39%	27	27
7	72	8.04%	20.70%	72.77%	1	1
8	398	10.61%	20.13%	76.77%	16	15
9	198	18.02%	20.84%	93.75%	5	5
10	−	–	–	–	–	−
11	70	34.10%	20.19%	98.73%	1	1
12	20	78.18%	21.92%	45.43%	−	−
Default	375	100.00%	7.91%	164.85%	5	5
Total	10,517	5.98%	17.35%	30.56%	773	754

Table 11: Residential mortgages (non−SME) exposures by PD grade

	June-16	June-16	June-16	June-16	June-16	June-16
	Credit risk exposure	Exposure weighted average PD	Exposure weighted average LGD1	Average risk weight	Undrawn commitments (gross)2	Undrawn commitments (after CCF)
	£m	%	%	%	£m	£m
PD Grade
0	191,947	0.11%	9.43%	2.86%	9,032	8,617
1	89,697	0.46%	11.01%	10.04%	1,758	1,601
2	17,946	1.40%	13.46%	23.88%	196	191
3	6,139	2.29%	15.30%	35.17%	43	40
4	7,656	3.78%	18.01%	51.51%	170	38
5	3,073	6.73%	19.84%	78.80%	2	1
6	2,302	14.22%	14.96%	79.63%	−	−
7	880	17.54%	14.12%	91.15%	−	−
8	665	24.55%	15.39%	102.03%	−	−
9	896	33.65%	11.96%	80.58%	−	−
10	903	43.85%	12.35%	83.70%	−	−
11	670	58.76%	12.54%	73.07%	2	2
12	909	74.42%	13.53%	54.42%	−	−
Default	4,119	100.00%	14.68%	74.33%	−	−
Total	327,802	2.45%	10.65%	11.03%	11,203	10,490

	Dec-15	Dec-15	Dec-15	Dec-15	Dec-15	Dec-15
	Credit risk exposure	Exposure weighted average PD	Exposure weighted average LGD1	Average risk weight	Undrawn commitments (gross)2	Undrawn commitments (after CCF)
	£m	%	%	%	£m	£m
PD Grade
0	187,636	0.10%	9.34%	2.50%	8,287	7,759
1	94,669	0.47%	10.96%	9.49%	2,038	1,931
2	17,081	1.39%	13.29%	22.32%	155	150
3	7,299	2.27%	14.43%	31.55%	106	106
4	8,954	3.85%	16.44%	45.81%	181	43
5	3,671	7.27%	18.42%	69.99%	6	5
6	2,981	13.49%	14.76%	74.82%	−	−
7	455	19.15%	19.34%	109.26%	−	−
8	1,066	25.06%	13.68%	84.77%	−	−
9	988	31.89%	12.54%	81.54%	−	−
10	938	43.64%	12.84%	78.48%	−	−
11	830	56.80%	12.93%	67.77%	2	2
12	703	73.07%	14.07%	51.99%	1	−
Default	4,019	100.00%	14.46%	61.54%	−	−
Total	331,290	2.46%	10.59%	10.58%	10,776	9,996

1
The 10 per cent LGD floor that applies to residential mortgage exposures is applied at portfolio level rather than at account level. This means that LGD per cent for a given grade can be less than 10 per cent but that for the relevant portfolio cannot.

2	Undrawn commitments predominantly relate to pipeline mortgages, offered but not drawn down by the customer.

Table 12: Qualifying revolving retail exposures by PD grade

	June-16	June-16	June-16	June-16	June-16	June-16
	Credit risk exposure	Exposure weighted average PD	Exposure weighted average LGD	Average risk weight	Undrawn commitments (gross)	Undrawn commitments (after CCF)1
	£m	%	%	%	£m	£m
PD Grade
0	11,237	0.05%	76.09%	2.66%	15,407	10,665
1	9,861	0.22%	75.66%	9.12%	14,180	8,088
2	4,601	0.58%	79.41%	21.13%	4,541	2,997
3	2,269	1.00%	79.48%	32.16%	1,820	1,151
4	3,544	1.75%	79.74%	48.94%	2,142	1,457
5	2,229	3.32%	79.84%	77.77%	908	720
6	1,882	6.16%	80.70%	118.65%	890	721
7	480	8.55%	80.38%	144.84%	108	119
8	354	11.59%	80.63%	172.53%	66	84
9	219	16.56%	80.60%	205.94%	35	51
10	134	24.34%	80.51%	239.12%	17	28
11	79	36.08%	80.39%	258.76%	9	15
12	96	66.61%	81.23%	195.97%	6	16
Default	439	100.00%	35.09%	226.57%	40	−
Total	37,424	2.70%	77.07%	32.24%	40,169	26,112

	Dec-15	Dec-15	Dec-15	Dec-15	Dec-15	Dec-15
	Credit risk exposure	Exposure weighted average PD	Exposure weighted average LGD	Average risk weight	Undrawn commitments (gross)	Undrawn commitments (after CCF)1
	£m	%	%	%	£m	£m
PD Grade
0	10,807	0.05%	76.00%	2.71%	14,803	10,238
1	9,869	0.22%	76.10%	9.21%	13,656	8,271
2	4,220	0.57%	78.41%	20.64%	4,583	2,715
3	2,290	0.99%	79.13%	31.89%	1,901	1,198
4	3,571	1.75%	79.46%	48.80%	2,196	1,544
5	2,345	3.33%	79.58%	77.57%	973	774
6	1,675	6.03%	80.59%	116.86%	788	563
7	722	8.31%	79.99%	141.84%	166	255
8	401	11.47%	80.29%	170.88%	74	91
9	234	16.39%	80.45%	204.68%	36	52
10	148	24.14%	80.05%	237.07%	18	30
11	85	36.15%	79.90%	257.23%	10	15
12	108	67.90%	80.82%	188.61%	7	17
Default	500	100.00%	33.37%	243.96%	38	−
Total	36,975	2.97%	76.88%	33.81%	39,249	25,763

1	Undrawn commitments post credit conversion can exceed the gross undrawn equivalents where there is an assumption that future drawings will be higher than the current limit.

Table 13: Other SME exposures by PD grade

	June-16	June-16	June-16	June-16	June-16	June-16
	Credit risk exposure	Exposure weighted average PD	Exposure weighted average LGD	Average risk weight	Undrawn commitments (gross)	Undrawn commitments (after CCF)
	£m	%	%	%	£m	£m
PD Grade
0	−	−	−	−	−	−
1	−	−	−	−	−	−
2	929	0.61%	76.11%	58.40%	516	516
3	417	1.12%	76.47%	66.47%	142	142
4	228	1.67%	76.87%	76.96%	59	59
5	306	2.62%	75.83%	85.01%	46	46
6	147	5.67%	78.38%	95.60%	29	29
7	72	8.04%	70.89%	105.65%	5	5
8	91	10.61%	81.32%	113.26%	18	18
9	32	18.02%	79.45%	137.79%	4	4
10	−	−	−	−	−	−
11	12	34.10%	83.64%	178.63%	−	−
12	7	78.18%	85.48%	117.98%	1	1
Default	252	100.00%	9.65%	46.59%	4	4
Total	2,493	12.58%	69.76%	70.85%	824	824

	Dec-15	Dec-15	Dec-15	Dec-15	Dec-15	Dec-15
	Credit risk exposure	Exposure weighted average PD	Exposure weighted average LGD	Average risk weight	Undrawn commitments (gross)	Undrawn commitments (after CCF)
	£m	%	%	%	£m	£m
PD Grade
0	−	−	−	−	−	−
1	−	−	−	−	−	−
2	990	0.61%	75.29%	48.52%	517	517
3	480	1.12%	75.07%	65.46%	148	148
4	249	1.67%	75.94%	76.44%	60	60
5	332	2.62%	75.63%	85.21%	49	49
6	165	5.67%	76.75%	94.24%	30	30
7	72	8.04%	70.76%	106.61%	5	5
8	104	10.61%	80.64%	113.06%	17	17
9	37	18.02%	80.78%	141.22%	4	4
10	−	−	−	−	−	−
11	15	34.10%	81.21%	174.25%	1	1
12	8	78.18%	86.66%	119.12%	1	1
Default	209	100.00%	11.21%	48.63%	3	3
Total	2,661	10.43%	70.63%	67.91%	835	835

Table 14: Other non-SME exposures by PD grade

	June-16	June-16	June-16	June-16	June-16	June-16
	Credit risk exposure	Exposure weighted average PD	Exposure weighted average LGD	Average risk weight	Undrawn commitments (gross)	Undrawn commitments (after CCF)
	£m	%	%	%	£m	£m
PD Grade
0	316	0.08%	34.22%	7.65%	−	−
1	3,138	0.36%	40.58%	24.83%	7	1
2	2,506	0.68%	57.11%	50.01%	12	2
3	1,129	1.00%	86.74%	93.40%	9	2
4	4,840	1.68%	64.24%	83.50%	16	3
5	1,816	3.29%	74.50%	111.21%	11	2
6	688	5.91%	72.96%	116.06%	4	1
7	145	8.86%	81.53%	139.53%	1	1
8	131	11.26%	72.87%	136.09%	1	−
9	93	18.00%	90.77%	204.58%	1	1
10	79	21.95%	52.88%	130.65%	−	−
11	106	34.82%	42.84%	119.27%	−	−
12	70	72.97%	78.20%	139.39%	1	−
Default	294	100.00%	31.31%	222.57%	−	−
Total	15,351	4.34%	60.50%	75.06%	63	13

	Dec-15	Dec-15	Dec-15	Dec-15	Dec-15	Dec-15
	Credit risk exposure	Exposure weighted average PD	Exposure weighted average LGD	Average risk weight	Undrawn commitments (gross)	Undrawn commitments (after CCF)
	£m	%	%	%	£m	£m
PD Grade
0	232	0.08%	34.93%	7.84%	−	−
1	2,832	0.35%	42.14%	24.40%	4	1
2	2,237	0.68%	58.00%	50.61%	7	1
3	1,122	1.00%	86.69%	93.11%	5	1
4	4,526	1.70%	66.36%	86.41%	9	2
5	1,728	3.30%	76.52%	114.30%	6	1
6	688	5.82%	76.19%	120.98%	3	1
7	174	8.82%	80.60%	137.67%	1	−
8	128	11.35%	75.27%	140.95%	1	−
9	84	17.94%	91.48%	205.90%	1	−
10	66	22.00%	55.27%	136.61%	−	−
11	98	34.91%	43.77%	121.90%	−	−
12	75	71.81%	80.23%	148.34%	−	−
Default	341	100.00%	28.29%	236.37%	−	−
Total	14,331	4.87%	62.41%	79.22%	37	7

Corporate Specialised Lending Exposures Subject to Supervisory Slotting
The Group applies the Supervisory Slotting Approach to certain corporate specialised lending exposures (including the Group’s commercial real estate exposures).

As at 30 June 2016 corporate specialised lending exposures subject to supervisory slotting amounted to £19.8 billion (31 December 2015: £19.9 billion). Risk-weighted assets arising from this amounted to £14.3 billion (31 December 2015: £14.4 billion) as analysed in the table below.

Table 15: Corporate specialised lending exposures subject to supervisory slotting

	Remaining maturity		Remaining maturity		Remaining maturity		Remaining maturity
	<2.5 years		>2.5 years		<2.5 years		>2.5 years
	June-16	June-16	June-16	June-16	Dec-15	Dec-15	Dec-15	Dec-15
	Exposure	Risk- weighted assets	Exposure	Risk- weighted assets	Exposure	Risk- weighted assets	Exposure	Risk- weighted assets
Grade	£m	£m	£m	£m	£m	£m	£m	£m
1) Strong1	2,712	1,180	5,220	3,389	1,597	798	6,260	3,864
2) Good	2,534	1,771	5,683	5,026	2,799	1,955	4,942	4,358
3) Satisfactory	845	968	1,312	1,494	912	1,045	1,596	1,822
4) Weak	20	48	169	420	5	13	214	531
5) Default2	930	−	411	−	1,099	−	463	−
Total	7,041	3,967	12,795	10,329	6,412	3,811	13,475	10,575

1
The average risk weight percentage in the Strong slotting grade is below the specified regulatory value as a result of exposures to customers which are classed as Strong, typically in the shipping industry, having facilities which have been structured such that the Group also benefits from additional financial collateral from third parties which is not ordinarily part of the security package for Slotting transactions. As a result, recognition of the collateral is applied outside the standard Slotting risk weights, in line with the IRB approach, resulting in a risk weight that is below that ordinarily used in Slotting.

2	Exposures categorised as 'default' do not attract a risk weighting but are instead treated as expected loss deductions at a rate of 50 per cent of the exposure value.

Table 16: Lloyds Banking Group own funds template

	Transitional rules		Fully loaded rules
	At 30 June 2016	At 31 Dec 2015	At 30 June 2016	At 31 Dec 2015
	£m	£m	£m	£m
Common equity tier 1 (CET1) capital: instruments and reserves
Capital instruments and related share premium accounts	24,558	24,558	24,558	24,558
of which: called up share capital	7,146	7,146	7,146	7,146
of which: share premium	17,412	17,412	17,412	17,412
Retained earnings2	8,128	7,755	8,128	7,755
Accumulated other comprehensive income and other reserves (including unrealised gains and losses)	12,264	10,182	12,264	10,182
Foreseeable dividend	(911)	(1,427)	(911)	(1,427)
Common equity tier 1 (CET1) capital before regulatory adjustments	44,039	41,068	44,039	41,068
Common equity tier 1 (CET1) capital: regulatory adjustments
Additional value adjustments	(744)	(372)	(744)	(372)
Intangible assets (net of related tax liability)	(1,627)	(1,719)	(1,627)	(1,719)
Deferred tax assets that rely on future profitability, excluding those arising from temporary differences (net of related tax liability where the conditions in Article 38 (3) of the CRRare met)	(4,213)	(3,874)	(4,213)	(3,874)
Fair value reserves related to gains or losses on cash flow hedges	(2,809)	(727)	(2,809)	(727)
Negative amounts resulting from the calculation of expected loss amounts	–	(270)	–	(270)
Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	(120)	5	(120)	5
Defined benefit pension fund assets	(818)	(721)	(818)	(721)
Direct and indirect holdings by the Group of own CET1 instruments	(90)	(177)	(90)	(177)
Direct, indirect and synthetic holdings by the Group of the CET1 instruments of financial sector entities where the Group has a significant investment in those entities (amount above 10% threshold and net of eligible short positions) 2	(4,287)	(4,500)	(4,287)	(4,500)
Exposure amount of the following items which qualify for a risk weight of 1,250%, where the Group has opted for the deduction alternative	(220)	(169)	(220)	(169)
of which: securitisation positions	(220)	(169)	(220)	(169)
Amount exceeding the 15% threshold	−	−	(193)	(39)
of which: direct and indirect holdings by the institution of the CET1 instruments of financial sector entities where the institution has a significant investment in those entities	−	−	(142)	(29)
of which: deferred tax assets arising from temporary differences	−	−	(51)	(10)
Total regulatory adjustments applied to common equity tier 1 (CET1)	(14,928)	(12,524)	(15,121)	(12,563)
Common equity tier 1 (CET1) capital 1	29,111	28,544	28,918	28,505

Table 16: Lloyds Banking Group own funds template (continued)

	Transitional rules		Fully loaded rules
	At 30 June 2016	At 31 Dec 2015	At 30 June 2016	At 31 Dec 2015
	£m	£m	£m	£m
Additional tier 1 (AT1) capital: instruments
Capital instruments and related share premium accounts	5,355	5,355	5,355	5,355
of which: classified as equity under applicable accounting standards	5,355	5,355	5,355	5,355
Amount of qualifying items referred to in Article 484 (4) of the CRR and the related share premium accounts subject to phase out from AT1	791	818	−	−
Qualifying Tier 1 capital included in consolidated AT1 capital (including minority interests not included in CET1) issued by subsidiaries and held by third parties	2,480	3,004	−	−
of which: instruments issued by subsidiaries subject to phase out	2,480	3,004	−	−
Additional tier 1 (AT1) capital before regulatory adjustments	8,626	9,177	5,355	5,355

Additional tier 1 (AT1) capital: regulatory adjustments
Residual amounts deducted from AT1 capital with regard to deduction from Tier 2 capital during the transitional period pursuant to Article 475 of the CRR	(1,288)	(1,177)	−	−
of which: significant investments in Tier 2 instruments of other financial sector entities	(1,288)	(1,177)	−	−
Total regulatory adjustments applied to additional tier 1 (AT1) capital	(1,288)	(1,177)	−	−
Additional tier 1 (AT1) capital	7,338	8,000	5,355	5,355
Tier 1 capital	36,449	36,544	34,273	33,860

Tier 2 (T2) capital: Instruments and provisions
Capital instruments and related share premium accounts	4,027	2,134	4,818	2,952
Amount of qualifying items referred to in Article 484 (5) of the CRR and the related share premium accounts subject to phase out from T2	10	10	−	−
Qualifying own funds instruments included in consolidated T2 capital (including minority interests and AT1 instruments not included in CET1 or AT1) issued by subsidiaries and held by third parties	9,580	10,843	5,065	6,016
of which: instruments issued by subsidiaries subject to phase out	4,450	4,763	−	−
Credit risk adjustments	114	221	114	221
Tier 2 (T2) capital before regulatory adjustments	13,731	13,208	9,997	9,189

Tier (T2) capital: regulatory adjustments
Direct and indirect holdings by the Group of the T2 instruments and subordinated loans of financial sector entities where the Group has a significant investment in those entities (net of eligible short positions)	(1,509)	(1,756)	(2,797)	(2,933)
Total regulatory adjustments applied to tier 2 (T2) capital	(1,509)	(1,756)	(2,797)	(2,933)
Tier 2 (T2) capital	12,222	11,452	7,200	6,256
Total capital	48,671	47,996	41,473	40,116
Total risk-weighted assets	222,778	222,845	222,297	222,747

Table 16: Lloyds Banking Group own funds template (continued)

	Transitional rules		Fully loaded rules
	At 30 June 2016	At 31 Dec 2015	At 30 June 2016	At 31 Dec 2015
	£m	£m	£m	£m
Capital ratios and buffers
Common Equity Tier 1(as a percentage of risk exposure amount)	13.1%	12.8%	13.0%	12.8%
Tier 1 (as a percentage of risk exposure amount)	16.4%	16.4%	15.4%	15.2%
Total capital (as a percentage of risk exposure amount)	21.8%	21.5%	18.7%	18.0%
Institution specific buffer requirement (CET1 requirement in accordance with article 92(1)(a) plus capital conservation and countercyclical buffer requirements, plus systemic risk buffer, plus the systemically important institution buffer (G-SII or O-SII buffer), expressed as a percentage of risk exposure amount)	0.628%	0.001%	0.628%	0.001%
of which: capital conservation buffer requirement3	0.625%	−	0.625%	−
of which: countercyclical buffer requirement	0.003%	0.001%	0.003%	0.001%
Common Equity Tier 1 available to meet buffers (as a percentage of risk exposure amount)1	8.6%	8.3%	8.5%	8.3%

Amounts below the threshold for deduction (before risk weighting)
Direct and indirect holdings of the capital of financial sector entities where the Group does not have a significant investment in those entities (amount below 10% threshold and net of eligible short positions)	1,379	1,552	1,379	1,552
Direct and indirect holdings by the Group of the CET1 instruments of financial sector entities where the Group has a significant investment in those entities (amount below 10% threshold and net of eligible short positions)	3,340	3,127	3,340	3,127
Deferred tax assets arising from temporary differences (amount below 10% threshold, net of related tax liability where the conditions in 38 (3) are met)	1,191	1,188	1,191	1,188
Applicable caps on the inclusion of provisions in Tier 2
Credit risk adjustments included in T2 in respect of exposures subject to internal ratings-based approach (prior to the application of the cap)	114	221	114	221
Cap on inclusion of credit risk adjustments in T2 under internal ratings-based approach	958	953	958	953

Capital instruments subject to phase−out arrangements (only applicable between 1 Jan 2013 and 1 Jan 2022)
Current cap on AT1 instruments subject to phase out arrangements	3,305	3,856	−	−
Amount excluded from AT1 due to cap (excess over cap after redemptions and maturities)	1,861	671	−	−
Current cap on T2 instruments subject to phase out arrangements	8,600	10,034	−	−

1	Excluding CET1 required to meet Pillar 2A requirements under fully loaded.
2	The presentation of the deconsolidation of the Group's insurance entities has been amended at June 2016 with comparative figures restated accordingly.
3	The capital conservation buffer requirement is the percentage applicable at the reporting date. This will increase to 2.5 per cent by 2019.

Table 17: Lloyds Banking Group leverage ratio common disclosure

	At 30 June 2016	At 31 Dec 2015
	Fully loaded	Fully loaded
	£m	£m
On-balance sheet exposures (excluding derivatives and SFTs)
On-balance sheet items (excluding derivatives, SFTs and fiduciary assets, but including collateral)	626,734	609,110
Asset amounts deducted in determining Tier 1 capital	(10,627)	(9,112)
Total on-balance sheet exposures (excluding derivatives, SFTs and fiduciary assets)	616,107	599,998
Derivative exposures
Replacement cost associated with all derivatives transactions (i.e. net of eligible cash variation margin)	9,923	6,392
Add-on amounts for PFE associated with all derivatives transactions (mark-to-market method)	13,050	12,966
Gross-up for derivatives collateral provided where deducted from the balance sheet assets pursuant to the applicable accounting framework	762	2,371
Deductions of receivables assets for cash variation margin provided in derivatives transactions	(3,527)	(3,689)
Adjusted effective notional amount of written credit derivatives	857	813
Adjusted effective notional offsets and add-on deductions for written credit derivatives	(158)	(131)
Total derivative exposures	20,907	18,722
Securities financing transaction exposures
Gross SFT assets (with no recognition of netting), after adjusting for sales accounting transactions	38,586	39,604
Netted amounts of cash payables and cash receivables of gross SFT assets	(3,356)	(5,909)
Counterparty credit risk exposure for SFT assets	1,793	3,361
Total securities financing transaction exposures	37,023	37,056
Other off-balance sheet exposures
Off-balance sheet exposures at gross notional amount	129,834	129,491
Adjustments for conversion to credit equivalent amounts	(69,961)	(73,067)
Other off-balance sheet exposures	59,873	56,424
Capital and total exposure measure
Tier 1 capital	34,273	33,860
Leverage ratio total exposure measure	733,910	712,200
Leverage ratio
Leverage ratio	4.7%	4.8%

Table 18: Lloyds Banking Group summary reconciliation of accounting assets and leverage ratio exposures

	At 30 June 2016	At 31 Dec 2015
	Fully loaded	Fully loaded
	£m	£m
Total assets as per published financial statements	848,232	806,688
Adjustment for entities which are consolidated for accounting purposes but are outside the scope of regulatory consolidation	(140,421)	(135,926)
Adjustments for derivative financial instruments	(23,587)	(9,235)
Adjustments for securities financing transactions (SFTs)	440	3,361
Adjustment for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)	59,873	56,424
Other adjustments	(10,627)	(9,112)
Leverage ratio total exposure measure	733,910	712,200

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS
Douglas Radcliffe
Group Investor Relations Director
020 7356 1571
douglas.radcliffe@finance.lloydsbanking.com

Mike Butters
Director of Investor Relations
020 7356 1187
mike.butters@finance.lloydsbanking.com

Andrew Downey
Director of Investor Relations
020 7356 2334
andrew.downey@finance.lloydsbanking.com

CORPORATE AFFAIRS
Ed Petter
Group Media Relations Director
020 8936 5655
ed.petter@lloydsbanking.com

Matt Smith
Head of Corporate Media
020 7356 3522
matt.smith@lloydsbanking.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh, EH1 1YZ
Registered in Scotland no. 95000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 28 July 2016